May 5, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mark Webb, Esq.

Re:	Bankwell Financial Group, Inc. Registration Statement on Form S-1 (333-195080) Filed with the SEC on April 4, 2014 CIK No. 0001505732

Ladies and Gentlemen:

Submitted herewith for filing on behalf of our client, Bankwell Financial Group, Inc. (the “Company”), is the Pre-effective Amendment No. 1 to the Registration Statement (the “Amendment”) filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2014. (the “Registration Statement”).

This Amendment is being filed in response to comments contained in the letter dated April 25, 2014 (the “Letter”) from Mark Webb, Legal Branch Chief, of the staff (the “Staff”) of the Commission to Ernest J. Verrico, Sr., Executive Vice President and Chief Financial Officer of the Company as well as to provide certain updates to the Registration Statement. The comment and response are set forth below and are keyed to the comment and the heading used in the Letter.

Part II

Exhibit 5

Comment:

1. Please provide a signed and dated legal opinion.

Securities and Exchange Commission

May 5, 2014

Response:

A signed and dated legal opinion is included in the Amendment as Exhibit 5.1.

Please contact the Company’s counsel, William W. Bouton, III, (860) 331-2626, or Sarah M. Lombard, (860) 331-2710, with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ William W. Bouton, III

William W. Bouton, III